1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2016

Taiwan Semiconductor Manufacturing Company Ltd.

(Translation of Registrant’s Name Into English)

No. 8, Li-Hsin Rd. 6,

Hsinchu Science Park,

Taiwan

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No   ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:             .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: January 8, 2016	By	/s/ Lora Ho
Lora Ho
Senior Vice President & Chief Financial Officer

TSMC December 2015 Revenue Report

Hsinchu, Taiwan, R.O.C. – Jan 8, 2016 - TSMC (TWSE: 2330, NYSE: TSM) today announced its net revenues for December 2015: On a consolidated basis, revenues for December 2015 were approximately NT$58.35 billion, a decrease of 8.0 percent from November 2015 and a decrease of 16.1 percent versus December 2014. Revenues for January through December 2015 totaled NT$843.50 billion, an increase of 10.6 percent compared to the same period in 2014.

TSMC December Revenue Report (Consolidated):

							(Unit: NT$ million)
Period	December 2015	November 2015	M-o-M Increase (Decrease) %	December 2014	Y-o-Y Increase (Decrease) %	January to December 2015	January to December 2014	Y-o-Y Increase (Decrease) %
Net Revenues	58,347	63,428	(8.0)	69,510	(16.1)	843,497	762,806	10.6

TSMC Spokesperson: Lora Ho Senior VP & CFO Tel: 886-3-505-4602	TSMC Acting Spokesperson: Elizabeth Sun Director Corporate Communication Division Tel: 886-3-568-2085 Mobile: 886-988-937999 E-Mail: elizabeth_sun@tsmc.com	For Further Information: Michael Kramer Project Manager PR Department Tel: 886-3-563-6688 Ext. 7125031 Mobile: 886-988-931352 E-Mail: pdkramer@tsmc.com

Taiwan Semiconductor Manufacturing Company Limited

This is to report the changes or status of 1) sales volume, 2) funds lent to other parties, 3) endorsements and guarantees, and 4) financial derivative transactions for the period of December 2015.

1.	Sales volume (in NT$ thousands)

Period	Items	2015	2014
Dec.	Net sales	58,347,005	69,510,190
Jan.-Dec.	Net sales	843,497,368	762,806,465

2.	Funds lent to other parties : None.

3.	Endorsements and guarantees (in NT$ thousands) :

		Amount
Guarantor	Limit of guarantee	Bal. as of period end
TSMC*	287,739,792	52,079,802

*	The guarantees were provided to TSMC Global and TSMC North America, which are both wholly-owned subsidiaries of TSMC.

4.	Financial derivative transactions (in NT$ thousands)

For assets / liabilities denominated in foreign currencies.

•	TSMC

		Forward	Swap
Margin Payment		—	—
Premium Income (Expense)		—	—
Outstanding Contracts	Notional Amount	18,265,443	—
	Mark to Market Profit/Loss	(39,228)	—
	Unrealized Profit/Loss	14,809	234,513
Expired Contracts	Notional Amount	544,068,187	65,348,335
	Realized Profit/Loss	(1,467,255)	(501,174)
Equity price linked product (Y/N)		N	N

•	TSMC China

		Forward	Swap
Margin Payment		—	—
Premium Income (Expense)		—	—
Outstanding Contracts	Notional Amount	7,416,421	—
	Mark to Market Profit/Loss	(25,709)	—
	Unrealized Profit/Loss	(40,494)	—
Expired Contracts	Notional Amount	67,795,575	—
	Realized Profit/Loss	(58,284)	—
Equity price linked product (Y/N)		N	—

•	VisEra Tech

		Forward	Swap
Margin Payment		—	—
Premium Income (Expense)		—	—
Outstanding Contracts	Notional Amount	360,042	—
	Mark to Market Profit/Loss	(1,647)	—
	Unrealized Profit/Loss	7,214	—
Expired Contracts	Notional Amount	4,373,183	—
	Realized Profit/Loss	(23,771)	—
Equity price linked product (Y/N)		N	—

•	TSMC Global

		Forward	Future
Margin Payment		—	(2,295)
Premium Income (Expense)		—	—
Outstanding Contracts	Notional Amount	—	453,951
	Mark to Market Profit/Loss	—	530,171
	Unrealized Profit/Loss	16,365,273	1,677
Expired Contracts	Notional Amount	52,748,081	322,371
	Realized Profit/Loss	(15,999,891)	2,659
Equity price linked product (Y/N)		Y	N